# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SHOPIFY INC., CIK 0001594805
CUSIP: 82509L107
Title of class of securities: CLASS A SHARES
Address of issuer's principal executive offices: 151 O'CONNOR STREET, 151 O'CONNOR STREET, OTTAWA, Ontario Canada (A6), K2P 2L8
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001088875-20-000056
Filed by CIK 0001088875

## Reporting persons
- BAILLIE GIFFORD & CO: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); sole voting power 44,558,497; shared voting power 0; sole dispositive power 59,773,997; shared dispositive power 0; aggregate amount beneficially owned 59,773,997 (4.9% of the class)

## Item 1. Issuer
Name of issuer: SHOPIFY INC.
Address of issuer's principal executive offices: 151 O'CONNOR STREET, 151 O'CONNOR STREET, OTTAWA, ONTARIO, CANADA, K2P 2L8.

## Item 2. Person Filing
Name of person filing: Baillie Gifford & Co
Address of principal business office or, if none, residence:
Calton Square
1 Greenside Row
Edinburgh
EH1 3AN
Scotland
UK
Citizenship: Scotland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Investment Adviser

## Item 4. Ownership
Amount beneficially owned: 59,773,997
Percent of class: 4.92
Sole power to vote or to direct the vote: 44,558,497
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 59,773,997
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
Securities reported on this Schedule 13G as being beneficially owned by
Baillie Gifford & Co. are held by Baillie Gifford & Co. and/or one or more of its investment adviser subsidiaries, which may include Baillie
Gifford Overseas Limited, on behalf of investment advisory clients, which may include investment companies registered under the Investment Company
Act, employee benefit plans, pension funds or other institutional clients.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Investment Adviser is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- BAILLIE GIFFORD & CO: Grant Meikle, Threshold and Transaction Reporting Manager (02/06/2025)